Exhibit 99.1

MAZOR ROBOTICS LTD, #4665722
MAZOR ROBOTICS LTD. FOURTH QUARTER
FISCAL 2013 FINANCIAL RESULTS CONFERENCE CALL
February 25th, 2014, 8:30 AM ET
Chairperson: Michael Polyviou (Mgmt.)

Operator:
Ladies and gentlemen, thank you for standing by.  Welcome to the Mazor Robotics Fourth Quarter 2013 Conference Call on the 25th of February, 2014.  Throughout today's presentation, all participants will be in a listen-only mode.  After the presentation, there will be an opportunity to ask questions.  If any participants have difficulties hearing the presentation, please press the star, followed by the zero, on your telephone, for Operator assistance.

I would now hand the conference over to, Mr. Michael Polyviou with EVC Group. Please go ahead, sir.

Michael Polyviou:
Thank you, Operator.  We also want to thank everyone for joining us today for Mazor Robotics’ Conference Call and webcast to review the Financial Results for the Fourth Quarter and Full-Year that ended December 31, 2013.  On the call today are Ori Hadomi, President/CEO, and Sharon Levita, CFO.

Before turning the call over to Management, I would like to make the following remarks concerning forward-looking statements.  All statements in this conference call other than historical facts are forward-looking statements.  The words anticipate, believe, estimate, expect, intend, guidance, confidence, targets, trajects, and other similar expressions typically used and applies to forward-looking statements.

These forward-looking statements include but are not limited to those statements regarding those words growth engines and pipeline, the launch of Mazor’s brain surgery application, the statements regarding Mazor’s 2014 plans and growth strategy.  These forward-looking statements are not guarantees of future performances and may involve and are subject to risks and uncertainties, and other factors that may affect Mazor’s business, financial condition, and other operating results which include but are not limited to, the risk factors and other qualifications contained in Mazor’s Registration Statement on Form F-1, and other reports filed by Mazor with the SEC to which your attention is directed.

Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements.  Mazor expressly disclaims any intent or obligation to update these forward-looking statements.  During this call, we may also present certain non-GAAP financial measures such as non-GAAP net loss and net loss per share.  In Mazor’s press release and the financial tables issued earlier today, which is located on our website at www.mazorrobotics.com, you will find our definitions of these non-GAAP financial measures, a reconciliation of these non-GAAP financial measures with the closest GAAP financial measures.  As, well as a discussion about why we think these non-GAAP financial measures are relevant to our results.  These financial measures are included for the benefit of investors and should not be considered instead of the GAAP measures.

With that, I’d like to turn the call over to Ori. Ori?

Ori Hadomi:
Thank you, Michael.  Good morning or good afternoon everyone; depending on where you are listening from.  Welcome to our Fourth Quarter and Full-Year 2013 Conference Call.  We are pleased to report a very strong fourth quarter and strong finish to a very successful year for Mazor Robotics.

As mentioned during the third quarter conference call in November, while it is challenging to actually predict the timing of closing sales, our sales and closing orders for seven systems in the quarter, compared to two system sales in the prior quarter and three system sales in the fourth quarter of 2012.  Four of the Renaissance systems were sold in the US, which continues to be our primary growth market.  Three of these were purchased by hospitals in the Southeast, including two in Florida where we now have a total of eight Renaissance systems.

One will be inside, in Baptist Medical Center in Jacksonville, which acquired its second system within a 12-month period, after the first system had been utilized by six different surgeons on a daily basis.  It was this group of surgeons, which persuaded the hospital administration to purchase a second system due to recurrent scheduling conflicts.  Purchase of the second system has already occurred in two other US hospitals including Houston Westside Surgical, which purchased its second system earlier this quarter.  Similar to Jacksonville, the surgeons initiated the need for the second system.

We see this as a validation of our clinically valuable position, as well as a business strategy and ROI impact on the hospitals that have adopted Renaissance.  The other systems sold during the fourth quarter were to an undisclosed hospital in the Southeast and Littleton Adventist Hospital in Colorado, becoming the fifth Adventist Hospital to purchase a Renaissance system.  It is also our second system in Denver further validating our cluster strategy.

Internationally, we sold three Renaissance systems throughout our distribution partners in Turkey, Israel, and Southeast Asia.  The international markets continue to represent significant growth engines for Mazor.  For the 2013 fourth quarter, we reported a revenue of 5.7 million, 111% increase over last year’s fourth quarter, and a 64% sequential increase.  This strong performance demonstrates a strong execution of our global business model and sales strategy.  Revenues from disposables, service, and other in the fourth quarter were 1.9 million, an increase of 79% over the year-ago quarter, reflecting the increased installed-base, and expanded utilization of the Renaissance system.

Now, I want to discuss our full-year 2013 results, clearly our most successful year in our short history.  Since this time a year-ago, we have experienced increased interest as the market interest in the Renaissance system was building the strong promise there.  We are proud to report record revenues of 20 million, a 64% increase over 2012 revenues of 12.2 million.  For the year, we sold 23 Renaissance systems plus an upgrade, compared to 15 systems in 2012, a 63% year-over-year increase.

For the first time, we ended the year with more systems installed in the US than internationally; 34 in the US, compared to 29 internationally.  With 63 systems installed globally, we ended 2014 with a solid market presence, strong momentum, and a robust pipeline of sales activities.  Now, I want to provide more detail regarding our US install base with metrics, which on an annual basis are important and indicate the level of engagement, interest, and progress.

For the year ended December 31, 2013, we had 32 active accounts with 34 total systems.  Fifty three percent of our install base, 17 out of the 32, have three or more users with three accounts having six or more users.  On average, there are 2.7 users per account.  To date, 7,000 cases performed globally with over 3,500 out of these took place in the US.  In total, our products have been used for placing over 45,000 implants worldwide.

On today’s call, we will share solid utilization figures to demonstrate the continued adoption of the system.  We intend to provide utilization data annually when we announce full-year results.  Also, since our distribution partners purchased consumables in bulk and may be subject to inventory buy-off, utilization data we’re sharing today is US-only.  In 2013, hospital’s that used the system for longer than one year, the average quarterly utilization was approximately 18 procedures.  Hospital’s that used the system for less than one year, excluding purchases made in 2013 fourth quarter, the average quarterly utilization was 13 cases.

During the year, 65% of the cases utilizing the Renaissance system were multi-level, complex cases, which is in-line with our penetration strategy of focusing on such procedures.  A third of all Renaissance cases including multi-level cases, used in minimally-invasive all percutaneous surgical approach, significantly exceeding the broader market share figures for minimally-invasive procedures which are estimated at the range of 12 to 13% of instrumented spine cases.

Beyond spine, we also continue to see the importance of Renaissance in deep brain stimulation surgery.  As previously mentioned, the first procedure using Renaissance was performed at Florida hospital, Celebration, and in December, the first “frameless” bilateral DBS surgery using Renaissance was performed by Dr. Wallace at Baptist Medical Center in Jacksonville, Florida.  DBS procedures currently treat mainly movement disorders such as Parkinson’s disease.  According to the Parkinson’s Disease Foundation, approximately 60,000 people in America are diagnosed with Parkinson’s each year, and between 7 million to 10 million people live with the condition globally.  As in Spine, Renaissance can be used to dramatically improve the quality of these patient’s lives.

We are on-course with our objectives to commercially launch our FDA-cleared brain surgery application in the US in mid-2014, with plans to introduce the brain application as an add-on, allowing customers the option to chose if they want to purchase the Renaissance with or without brain applications.  Currently, we expect the brain application to be priced over $100,000 with a disposable component that will be priced over 3,500 per procedure.  It is important to remember, that final prices have not been published yet and are subject to changes.

Now, let me discuss our plans and growth strategy for 2014.  The year has already gotten off to a quality start as we announced a system sale to Westside Surgical Hospital in Houston, Texas, its second Renaissance.  If you recall, Westside is where renowned orthopedic surgeon, Dr. Richard Francis operates.  He has performed over 200 cases using the Renaissance system.  Westside is part of a wider network of surgery centers including Emmanuel Renaissance (ph), Humble Surgical Hospital.

We now have three systems being used by Houston area healthcare facilities and with this latest system being used clinically, as well as for training, we see additional opportunities to sell more systems in this market, as other surgeons get to see it first-hand.  Overall, we have eight systems in Texas, again, reinforcing the success of our cluster strategy.

As we announced earlier this quarter, we signed an agreement with one of the largest group purchasing organizations for hospitals.  This represents Mazor’s third such agreement with a national organization reflecting the soundness of our US penetration strategy.  Under this agreement, the Renaissance system’s and our portfolio disposable products will be available to the members of one of the largest hospital corporations in the US, with hundreds of hospitals and freestanding surgery centers.

Three of the hospitals within this organization are already using the system and with terms and pricing consistent with our policy; we expect this to be a conduit for meaningful business, as our team is holding on-going discussions with other hospitals within this system.  We believe the importance of this goes far beyond this agreement, as it reflects the recognition by a major corporation, of the Mazor brand.  This could have a far-reaching impact within the hospital management community by enhancing the awareness of Renaissance to a wider range of prospective customers.

Clearly, the continued success and interest in Renaissance demonstrates we’re executing on our business plan.  However, for us to maintain strong growth and achieve our operating, and financial goals in 2014.  We believe further investments are necessary to build on our position as market leaders and our ability to stay ahead of the curve.  Our successful ABS (ph) offering, towards the end of 2013, solidified our balance sheet, providing the resources to implement a number of initiatives in three key categories.  They are sales and marketing, research and development of innovative technologies, and continuing to research and publish the clinical value proposition of Renaissance.

First, let me discuss sales and marketing.  As you all know, our cluster   strategy in California, Texas, and Florida has been successful and it still serves us well as we continue to deepen our presence in these regions.  We will continue to aggressively pursue organic opportunities in these regions, and we also expect to expand our presence into other regions.  The knowledge we have gained over the past two years gives us the confidence we can successfully expand our footprint and create new clusters in other areas in the US.

Our focus is on a select few metropolitan strategical areas, or the MSAs, which we believe are strategically important in our national rollout strategy.  To achieve this, it requires a focused and consolidated growth structure along with increasing sources.  To this end, we have reorganized our sales force so that two regional directors will each oversee half of the country, to ensure the capital sales team is engaged with key surgeons, and hospital administrators, and the clinical team engaged in expanding the use of our products in our existing accounts.

To achieve our near- and long-term growth plans, we plan to increase our sales team in 2014.  In the US, we will go from 12 at the end of 2013, to approximately 20 capital sales team members, and we plan to enhance the support in CSR teams, which can include 29 team members, to a level that complements our growing installed-base.  We believe with our success in building the reputation of the Renaissance system, we should be able to attract leading talent to join our team and contribute to the continuing success of the Company.  With a motivated and focused sales team, we are positioned to execute our growth strategy in 2014 both in terms of targeting and closing individual hospitals, as well as fostering different relationships with hospital corporations.

Internationally, we are also planning to support our growth prospects in select markets.  In Asia, we are relocating a member of the US sales team to support our growing activity in the region, to be in close proximity, and collaborate more with our key distribution partners and hospitals.  In addition to personnel, we plan on increasing our marketing initiatives significantly including the educational labs to include the awareness of the Renaissance system throughout the region.  This approach will help us garner business in the near-term while gaining valuable market expertise for when we enter Japan and China, in the next couple of years.  In Europe, we have patiently been in a stand-by mode, but as that market shows signs of growth, we believe it’s time to re-engage in a few select markets such as Germany, Switzerland, and Italy.

Another area where we plan to increase our investment resources is R&D to ensure we are maintaining our innovation leadership.  Our goal for our product portfolio and development strategy is to keep an eye on the future by identifying market trends five to 10 years from now, and develop products that address those needs.  Although Renaissance continues to be the only FDA cleared guidance system for spine surgery, this is likely to change in 2015/2016, and other companies want to take advantage of this sizable market opportunity.

However, regardless of other technologies, we are ever committed to the development and commercialization of innovative robotic surgical guidance systems, and complimentary products that provide a safer surgical environment for patients, surgeons, and OR staff.  We believe the performance and success of Renaissance, which is based on use of development and knowledge, coupled with a major investment in development of new technologies, position us in a good place to ensure we can realize our mission.

Strategically and ideologically, we are committed to Renaissance open-arc exit (ph) strategy, allowing the use for any kind of implant that is selected by the surgeon.  We believe this strategy is critically important to the adoption technology such as Renaissance.  The last area, we need to devote time and resources too is clinical research and publications which when finished will only enhance Renaissance competitiveness.  Publication cycles take time, sometimes longer even, than sales cycles, but we know of several important milestones that are being worked on, as well as several prospective styles of Renaissance in new innovative surgeries.  As well as deformity correction in both adult and pediatric populations.

In summary, 2013 was a record year for Mazor; a record we have every intention of breaking in 2014, as we enter the year with great momentum.  Even with our great success in 2013, the market is still less than 5% penetrated, so our goal is to use our resources in invest in those areas that allows us to execute our business plan while implementing initiatives that will ensure continued growth for some time.

Now, to review the financial highlights of the quarter, I will turn the call over to Sharon. Sharon?

Sharon Levita:
Thank you, Ori, and hello everyone.  I will review our financial results for the fourth quarter and full-year of 2013.  Revenue for the fourth quarter of 2013 was $5.7 million, more than double the $2.7 million reported in the fourth quarter of 2012.  Geographically, revenue in the US was 4.2 million or 74% of total revenue with 1.5 million or 26% of revenue from the international markets.

Capital sales revenue grew to $3.8 million in the fourth quarter and 1.6 million in the fourth quarter of 2012, representing a significant year-over-year increase.  Revenue from disposable kit sales, service, and others totaled $1.9 million in the fourth quarter of 2013, a 79% increase compared to 1.1 million in the last year’s fourth quarter.  Gross margins for the quarter expanded to 78.5 from 72.9 in the fourth quarter in 2012, and 73% in the third quarter of 2013.

Operating expense was $6.6 million, compared to $3.7 million in the year-ago fourth quarter.  The increase in expense is due to our continued investment in sales force expansion and marketing program, mainly in the US.  In order for—we expect to increase the size of US sales team in the current year while enhancing our presence in select international markets.  As a result, we expect this cost to be greater in 2014, compared to 2013.  Additionally, we also anticipate increasing our R&D expense to maintain our leading competitive position in the robotic spine surgery market.

The net loss for the fourth quarter was $2 million or $0.05 per share, compared to 4.5 million or $0.50 per share in 2012’s fourth quarter.  In the announcement this morning, we included the reconciliation of the Company’s GAAP results to non-GAAP results.  On a non-GAAP basis, the net loss for the period was $1.6 million or $0.04 per share, compared to 1.4 million or $0.05 per share, in the fourth quarter of 2012.

At the end of the quarter, we had cash and cash equivalents and marketable securities of 64.8 million, reflecting the net proceeds of 43.6 million from the successful ADS offering in the fourth quarter.  For the full-year 2013, revenue totaled $20 million representing a 64% increase over 2012.  The growth is primarily attributed to the increased sales of the Company’s Renaissance system both in the US and globally, increase in disposable kits sold, and the installed-base of the Renaissance system growth.

In 2013, we sold a total of 23 Renaissance systems and one system upgrade, compared to 15 systems in 2012.  Gross margin for the full-year of 2013 was 78.6, compared to 76.2 for the year ended December 2012.  Our net loss for 2013 was 20.5 million or $0.57 per share, compared to 7.1 million or $0.29 per share, in 2012.  On a non-GAAP basis, the net loss for the period was 5.7 million or $0.16 per share, compared to 3.4 or $0.14 per share in the fourth quarter of 2012.

Before we hand the call over to the Operator for Q&A, I would like to mention that the beginning of the second quarter of 2014, we will be announcing total system sales for the quarter, following the completion of each quarter.  We believe we have reached a critical mass with our current installed-base, so going forward, we intend to announce individual system sales which we believe have a significant impact on the business.  That concludes my remarks.  Thank you, again, for joining the call.

Operator, we are now open for questions.

Operator:
Thank you, Madam.  If any participants would like to ask a question, please press star, followed by the one, on your telephone.  If you wish to cancel this request, please press the star, followed by the two.  We ask participants to limit themselves to one question and one follow-up question, only.  You may want to re-poll, if you have any additional questions.  There will be a short pause whilst participants register for questions.

Your first question comes from Jeffrey Cohen from Ladenburg Thalmann Company. Please go ahead.

Jeffrey Cohen:
Oh, hi, thanks for taking my questions.  Thank you for the thoughtful commentary.  So I guess or could you talk about a little further discussion, as far as studies, registries, publications, anticipated for 2014?  Could you maybe talk about what types of analysis that you’d expect to see and when you may expect to see them in the public forum?

Ori Hadomi:
Sure.  Good morning, Jeff.  Yes, there are quite several different studies that we are aware of taking place, some of them are in the US, some of them are out of the US.  I would say that they are in three different areas.  One—is in the MIS area, the other one is in the adult Scoliosis, and the other one is in Pediatric Scoliosis.  They all look at the combination of accuracy, length of stay, complications, and radiation.

Each one of them combines different parameters out of there.  Some of these are prospective randomized, some of these are only prospective, and some of them are retrospective.  Some of these already have began, some of them are in the process; we have all the different, all the spectrum of studies in different stages.  I do expect that some of these, some of the results of these studies will be ready to be published along the year.  Once it is submitted, we have absolutely no control when it will be published and sometimes it takes long time.  But we expect to submit or the surgeons expect to submit the results from the studies some regions, most regions first half of 2014.

Jeffrey Cohen:
Okay and if I can talk a little bit about disposables and utilization.  So as I understand it, you’re just going to be disclosing utilization on an annual basis, going forward.  But, it seems to me based on the averages that you disclosed, at least, for the US, that utilization is growing in systems out past one year.  So if that’s the case, do you anticipate the utilization for 2014 will go higher than 2013, as far as annual cases at approximately 80?

Ori Hadomi:
I don’t know to give you exact number; I’m sure you don’t expect me, but we put a lot of investment on our clinical team in order to train surgeons, and to identify the right cases where we can maximize the value of the system in these cases.  Our expectation is that the more organization of our clinical team, we will also have an impact on the level of utilization of our system.  We believe that, you know, analyze it both in six and 12 months and different resolutions (ph).  We believe the 12 months is kind of the timeframe that we’ll begin to see a more balanced and stable utilization.  Still, I must tell you that when we analyzed it, we saw a very big standard deviation around each one of these averages.

So, and it all of the results are the fact that we, at the end of the day, we have a very small number of systems.  When you talk about less than 60 systems, every change in one of the systems impacts your standard deviation, so we hesitated in the past to share it just because we felt it may confuse the market.  We feel that it's appropriate now to share, but I think that what we need to know that still we’re talking about a relatively small sample.  As a result of that, the numbers are not necessarily of statistical significance.

Jeffrey Cohen:	Okay, that’s very helpful. Thanks for the discussion.

Ori Hadomi:	Thank you, Jeff.

Operator:	Thank you, Mr. Cohen. The next question comes from Kathleen McGrath from Wallachbeth Capital. Please go ahead.

Kathleen McGrath:
Hi, thanks for taking the question, and also, thanks for all the commentary on the US sales force expansion.  But, specifically, in regards to the neuro-application launch, should we expect any new hires specifically focused on neuro?  Or is this more of something added to the bag for the sales team that you have for stronger ROI proposition when they’re going into the facilities to sell the system?

Ori Hadomi:
So for some reason, Kathleen, it’s a little bit hard to hear you, but as I understand correctly your question about the role of the brain application, and the investment.  So the core of the Company’s in spine and the vast majority of focus and resources are dedicated to the spine.  We developed the brain with the intention to launch it because we believe there is a great deal of synergy between the brain and the spine, both because of a few different reasons.

First of all, the neurosurgeons, many of them doing both spine and brain.  Number two, many of them are in the same departments where spine and brain are done, so sometimes even (inaudible) another surgeon, one of them doing brain, another one doing spine, they can both use the system.  We believe that by introducing the brain, we have an opportunity, number one, to increase utilization, as well as to utilize this equipment, you know, to bring further value of operation to the surgeon, to the patients, and also to the hospital.

In terms of our sales team, we are going to train our team to support and to sell the brain application.  We will begin in the US and later on, we will expand to out of the US.  We don’t expect, at this point in time, to build any significant dedicated sales people to brain-only; we don’t think it’s justified because of the benefit and the advantage of this specific product, it’s such a great synergy with existing product.  We’re targeting the same target population.  So we don’t see a need to develop a separate sales team.

Kathleen McGrath:
Okay, thank you.  I’m sorry for my line not being loud enough, but that answered the question.  Then just quickly, if you could comment on Globus’ recent entrance into robotics, and potentially, launching a platform as soon as 2016.  Do you see this as more as validating robotics than a threat to your market share?

Ori Hadomi:	If I’m seeing it, what? Can you repeat the question? Am I seeing the global position—can you repeat the end of the question?

Kathleen McGrath:	Do you see this more as validating robotics technology to be able to expand adoption of robotics in general and less of a threat, a competitive threat in robotics, to your actual markets?

Ori Hadomi:
Thank you.  Right, for me, I say it’s a great thing in terms of validating the need.  I believe that if we, you know, to be alone in the market and try to market the benefits of robotic technology in spine, it’s a hard task to carry.  If we had today, two more companies that will have all the marketing capabilities to market the story of the benefits of robotic in spine, we would be able to faster develop the perception that robotic will become the toolbox of spine surgeons.

So I don’t see the introduction of Globus’ recent acquisition whenever it will be 2016, 2017, I don’t see it as a threat.  I think that the market is huge.  It's so big that there is room for both of us and I believe that with global capability, it will just help all of us to introduce this type of technologies and concepts into the spine arena.

Kathleen McGrath:	All right. Thank you for that and then, last question and I will get off the line. With AANS coming up in early April, should we expect any kind of data coming out around the brain application launch?

Ori Hadomi:
We will definitely introduce the brain during AANS and some people will be able to see it, but Mazor is really trying to run very, very conservative approach.  We want to collect more data before we do a lot of wow.  You’ll be able to see the application, I’m sure we’ll be able to talk with surgeons, but I wouldn’t expect any major publications coming during AANS.  Its early stage when we’re just introducing this technology.

Kathleen McGrath:	Okay. All right, thank you.

Ori Hadomi:	Thank you very much.

Operator:
Thank you, Miss McGrath.  Once again, if you would like to ask a question, please press the star, followed by the one, on your telephone.  To cancel this request, please press the star, followed by the two.

The next question comes from Jose Haresco from JMP Securities. Please go ahead.

Jose Haresco:	Hi, good morning. How are you?

Ori Hadmoi:	Good. Thank you, Jose. Good morning.

Jose Haresco:
Good morning.  Could you give us a little bit more of, as we think about recurring revenue and utilization over a longer-term basis, could you talk a little bit more about the pipeline on maybe a longer-term basis?  Like in a three to five year basis, as we start to try to get investors to, you know, think about the recurring revenue over that type of period?  Where can we expect you to spend, you know, more of your R&D dollars over that timeframe?

Ori Hadomi:
As Sharon mentioned, we are going to make significant investments in 2014, both in R&D, as well as in marketing, as well as in sales.  When we went out in the market and made the offering and we raised the money a few months ago with a very clear plan in our mind.  We knew that we were going to place a—2014 is going to be a year with significant growth and we want to keep this momentum.  We also knew that we wanted—we would need to invest a lot in capital in research and development, in basic scientific, in all the different things in order to keep our leadership position.

So without going deep into the numbers themselves, at this stage, we do not give this type of focus; I can say that we are going to put some really significant investments both in sales, in marketing, and in R&D in 2014.  At this stage, we’re not giving specific guidance about exact numbers.

Jose Haresco:
Okay.  I guess, I was asking more from a—not from a rep, from a financial perspective more in terms of the broadening of the product portfolio.  Is it fair for investors to assume you’re working on screws implants and that type of product?  Or is that too far off in the future for us to think about?

Ori Hadomi:
You know, if you look at our corporate presentation, we indicated what are our growth engines.  We believe our growth engine has to do with  expanding our penetration to the existing accounts and to the new accounts.  In the future, we want to also to expand our account revenue by bringing more products.  There is one thing that we learned over the past, is that we need to focus on our core and our core is to develop our technology, the robotic technology for spine surgery.

We can integrate a lot of different products and all the recent type of products, and we are evaluating different products.  But we, at this point of time, we are not developing any specific implants that we plan to integrate in the near future.

Jose Haresco:	Okay. Thank you very much.

Ori Hadomi:	You’re very welcome.

Operator:
Thank you, Mr. Haresco.  As a friendly reminder, if you would like to ask a question, please press the star, followed by the one, on your telephone.  To cancel this request, please press the star, followed by the two.

The next question comes from Matthew Taylor from Barclays. Please go ahead, sir.

Matthew Taylor:
Thank you, Ori.  Thanks for taking the question.  So I just wanted to have one clarification question first.  As you mentioned, just on the reporting of the system placements that you’re going to do it, you know, now with every placement.  I just wanted to confirm that the one that you announced in early February was, I guess, the last one that you’re going to press release?

Ori Hadomi:
No.  We’re going to, as Sharon said, we don’t want to change the publication posted (ph) during the quarter.  So in the first quarter, we’ll continue to announce everything, by the beginning of the second quarter, we will implement this new policy.

Matthew Taylor:
Okay, great.  Yes, and then I guess, just back on the competitive question.  Can you walk through, you know, your view of, I guess, the competitive differences between the Renaissance system and the Excelsius system that Globus acquired?  Just talk a little bit about, you know, how you think you’re differentiated and how you’ll compete in the market?

Ori Hadomi:
Yes.  You know, I think that Globus didn’t disclose much about Excelsius.  I think that a lot of information that is there hasn’t been confirmed or validated.  So it is hard for us now to come and say let's do a complete SWOT analysis.  Obviously, we have our own information about what is developed there, as well as different technologies that are developed in different universities.

You know, there are many different types of robots, what is available today in the hard tissue area, and the Excelsius is one of these.  It must be a bedside type of technology, which are beside the bed, and use tracking technologies in order to track up to the different moving elements.  Our concept is very different.  We are wall-mounted.  As a result of that, we can overcome a lot of the inherent inaccuracies that are typical to spine surgery, and to area where the anatomy moves, and spine there are very different elements.

In addition, one of our strengths is our algorithm and our ability to process data and in real-time to manage and register pre-operative plan with real-time location of vertebras.  The third thing is that to the best of my understanding, the concept of Excelsius is highly linked to intra-operative imaging that is in the room.  In the beginning, it had been developed solely to be integrated with the O-Arm by Medtronic and later, I believe they will develop also the integration with other inter-operative treating imaging.

As you know, Mazor doesn’t need, the Renaissance system doesn’t need any inter-operative 3D imaging system.  We do this pre-plan based on  pre-operative plan.  Inter-operative, the hospital doesn’t need to buy any independent system in order to run the Renaissance system.  So I believe that again, these are two different concepts, two different strengths, and weaknesses, each one of us.  But, this is the way I see it.

Matthew Taylor:
Okay, thanks, and I just wanted to ask you a question about the sales force expansion.  So if you think about 2013, you know, in the US you had about one placement per person; that’s one way to think about it.  But, now you’re expanding by about 50%; so, can you talk a little bit about how those new folks are going to be incentivized and what your expectations are for them, you know, from a training perspective?  How long it takes them to get going and be productive?  You know, what we should look for in 2014?

Ori Hadomi:
Yes.  Thank you for your question.  So we believe that it takes about, around six to nine months for the capital sales team to become productive.  We hired more than half of the team that we planned during the fourth quarter and the rest will be hired later this year.  We train them and most of them are already in the market.  We, you know, we hired some of these from the people that left recently intuitive, and there are people there that are applying and interested to join Mazor.

So I don’t think, right now we are having the benefit of bringing on-board people that have a very vast experience in selling this type of technology in the same price range, and that’s a great help for us.  So we expect that the six months will be the time that it’ll take to train these people on what we’re doing, and making them productive in the market.  I hope it answers the question.

Matthew Taylor:	Yes, that’s great. Thank you for taking the questions.

Ori Hadomi:	Thanks very much, Matt.

Operator:
Thank you, Mr. Taylor.  Once again, if you would like to ask a question, please press the star, followed by the one, on your telephone.  To cancel this request, please press the star, followed by the two.

Thank you, Speakers. There appears to be o further questions. Are there any further points you wish to raise?

Ori Hadmoi:	No. I want to thank everyone for your participation and I’m wishing all of us a good year. Thank you very much.

Operator:	Thank you. Ladies and gentlemen, this concludes the Mazor Robotics Conference Call. Thank you for participating. You may now disconnect.

END